UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the transition period from              to

Commission file number 1-13782

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Westinghouse Air Brake Technologies Corporation Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, PA 15148

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2006

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Westinghouse Air Brake Technologies Corporation Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Westinghouse Air Brake Technologies Corporation Savings Plan as of and for the years ending December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Westinghouse Air Brake Technologies Corporation Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2006 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York

June 26, 2007

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2006	2005
Investments at market value:
Shares of registered investment companies	$119,142,318	$103,580,125
Common collective trust	31,348,009	29,441,844
Employer securities	18,002,277	17,376,018
Participant loans	3,414,810	3,399,225

	171,907,414	153,797,212

Receivables:
Employee contributions receivable	335,025	419,813
Employer contributions receivable	3,463,357	3,201,911

Net assets available for benefits	$175,705,796	$157,418,936

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	373,860	432,015

Net assets available for benefits	$176,079,656	$157,850,951

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2006	2005
Sources of net assets:
Unrealized gain on investment transactions	$7,686,633	$8,578,341
Employee contributions	8,529,596	7,654,075
Employer contributions	5,948,335	5,402,962
Interest and dividend income	7,122,633	3,954,425
Realized gain on investment transactions	2,352,669	435,456

Total sources of net assets	31,639,866	26,025,259

Applications of net assets:
Benefit payments	13,379,979	12,435,455
Administrative expenses	31,182	40,064

Total applications of net assets	13,411,161	12,475,519

Increase in net assets	18,228,705	13,549,740

Net assets available for plan benefits:
Beginning of year	157,850,951	144,301,211

End of year	$176,079,656	$157,850,951

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF PLAN

The following description of the Westinghouse Air Brake Technologies Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, effective March 9, 1990, amended and restated effective January 1, 2006, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC). All employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (WABTEC) (the Company) are eligible to participate upon their hire date. All collective bargaining employees in Boise, Idaho, and those in Wilmerding, Pennsylvania and Greensburg, Pennsylvania hired before October 1, 2004 are eligible to participate in the Plan, but are not eligible for employer contributions.

Contributions

Participants may contribute, through payroll deductions, employee elective contributions from 1% to 50% of their compensation, limited to $15,000 in 2006 ($14,000 – 2005). In addition, participants may contribute employee after-tax contributions from 1% to 50% of their compensation. Participants who were 50 years of age or older during the plan year are allowed to contribute catch up contributions in addition to the 50% maximum. Participants’ total annual contributions may not exceed the contributions limits under Section 415(c) of the IRC. In addition, the combination of an employee’s elective contribution and after-tax contribution could not exceed 50% of their compensation in 2006 and 2005.

The Company makes an annual contribution of 3% of a participant’s eligible compensation, as long as the Company employs the participant at December 31. In addition, the Company makes a dollar for dollar matching contribution of up to 3% of the participant’s contributions.

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives offered under the Plan.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals - A participant may withdraw any amount of the vested portion of their employer matching account, employer basic account, employee after-tax account, and rollover accounts once in any six-month period. Once a participant has reached age 59  1/2, they can withdraw any portion of their employee elective account.

Hardship Withdrawals - In the case of hardship, as defined in the plan document, the participant can receive 100% of their employee elective account. Hardship withdrawals are limited to once every plan year. Employee contributions cannot be made to the Plan for a period of six months following the hardship withdrawal.

Loans - Participants may borrow from their fund accounts a maximum loan amount equal to the lesser of 50% of the value of the Participant’s vested balance of their account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on prevailing commercial rates determined quarterly by the plan administrator. The interest rates on participant loans range from 5% to 10.5%.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment.

Vesting

Employee contributions are at all times 100% vested and nonforfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Plan document.

Forfeitures

Amounts forfeited by participants are used to reduce future employer contributions. Effective April 1, 2007, the Plan was amended to allow forfeitures to be used to pay Plan expenses. For the year ended December 31, 2006, forfeited non-vested accounts totaled $159,565 ($182,932 in 2005).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on an accrual basis of accounting. Certain expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Company.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Accounting Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition

The Plan’s assets are invested in the common stock of Westinghouse Air Brake Technologies Corporation through a unitized stock fund, which includes an investment in a money market fund for liquidity purposes and several mutual funds through Fidelity Management Trust Company, the Plan custodian and trustee. All investments are presented at market value based upon quoted market prices. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The Plan’s interest in the collective trust is valued at fair value based on information reported by the investment advisor using the audited financial statements of the collective trust. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on accrual basis. Dividends are recorded on the ex-dividend date.

Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2002, stating that the Plan is qualified under Section 410 (a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended, but the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS

The trustee of the Plan is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated June 21, 1990. Fidelity maintains the investments and provides recordkeeping functions for the Plan. The fair market values of individual assets that represent 5% or more or the Plan’s net assets as of December 31, 2006 and 2005 are as follows:

	December 31, 2006		December 31, 2005
Fidelity Managed Income Portfolio II Fund	$31,348,009		$29,441,844
Spartan US Equity Index Fund	24,302,881		10,966,705
Wabtec Stock Fund	18,002,277		17,376,018
Fidelity Growth Fund	15,814,681		12,985,104
Fidelity Contrafund	14,151,521		12,198,322
Fidelity Equity Income Fund	9,762,567		8,980,863
Fidelity Blue Chip Growth Fund	8,469,024	*	8,139,277
Fidelity Magellan Fund	—		13,153,164
Fidelity Asset Manager Fund	—		9,723,335
*	Presented for comparative purposes only

The Plan’s investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated in value by $10,039,302 as of December 31, 2006 ($9,013,797 in 2005) as follows:

	Year ended December 31,
	2006	2005
Wabtec common stock	$2,426,507	$3,634,194
Shares of registered investment companies	7,612,795	5,379,603

Total appreciation	$10,039,302	$9,013,797

4. PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $31,182 for the year ended December 31, 2006 ($40,064 in 2005). The Plan also invests in WABTEC Common Stock. WABTEC is the plan sponsor, and therefore, transactions qualify as party-in-interest. Investment income from investments sponsored by Fidelity Management Trust Company and WABTEC amounted to $13,166,946 for the year ended December 31, 2006 ($12,033,276 in 2005).

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31,
	2006	2005
Net assets available for plan benefits per the financial statements	$176,079,656	$157,850,951
Adjustment from fair value to contract value for fully benefit responsive investment contract	(373,860)	(432,015)

Net assets available for plan benefits per the form 5500	$175,705,796	$157,418,936

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2006

Identity of Issuer	Description of Asset	Fair Value
Fidelity	Fidelity Managed Income Portfolio II Fund*	$31,348,009
Geode Capital Management	Spartan U.S. Equity Index Fund	24,302,881
Wabtec	Wabtec Stock Fund*	18,002,277
Fidelity	Fidelity Growth Fund*	15,814,681
Fidelity	Fidelity Contrafund*	14,151,521
Fidelity	Fidelity Equity Income Fund*	9,762,567
Fidelity	Fidelity Overseas Fund*	8,547,914
Fidelity	Fidelity Blue Chip Growth Fund*	8,469,024
Fidelity	Fidelity Freedom 2040 Fund*	5,369,408
Fidelity	Fidelity Freedom 2020 Fund*	4,973,462
Fidelity	Fidelity Freedom 2010 Fund*	4,077,098
JP Morgan	JP Morgan Core Bond Select	3,841,588
Fidelity	Fidelity Freedom 2015 Fund*	3,243,253
Fidelity	Fidelity Low-Priced Stock Fund*	3,035,957
Fidelity	Fidelity Freedom 2030 Fund*	2,349,398
Capital Research and Management Company	AF Europac Grth R4	2,327,141
MSI	MSI Small Co Growth B	2,116,640
Fidelity	Fidelity Freedom 2025 Fund*	1,628,258
Wells Fargo Funds Management	WFA Small Cap Val Z	1,421,184
Goldman Sachs Asset Management	GS Mid Cap Value A	969,230
Fidelity	Fidelity Freedom 2005 Fund*	882,348
Fidelity	Fidelity Freedom 2035 Fund*	742,667
Fidelity	Fidelity Freedom 2000 Fund*	610,863
Fidelity	Fidelity Freedom Income Fund*	486,903
Fidelity	Fidelity Freedom 2045 Fund*	16,993
Fidelity	Fidelity Freedom 2050 Fund*	1,339
	Participant Loan Fund* (Interest rates range from 5% to 10.5%)	3,414,810

		$171,907,414

*	The above named institution is a party-in-interest.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westinghouse Air Brake Technologies Corporation Savings Plan

By	/s/ Scott E. Wahlstrom
Scott E. Wahlstrom
Vice President, Human Resources and Plan Administrator of the Westinghouse Air Brake Technologies Corporation Savings Plan

June 26, 2007